Filed pursuant to Rule 433

Registration No. 333-211275

June 1, 2016

This pricing term sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated June 1, 2016, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

FLIR SYSTEMS, INC.

Pricing Term Sheet

June 1, 2016

Issuer:	FLIR Systems, Inc.

Title of Securities:	3.125% Notes due 2021

Principal Amount:	$425,000,000

Maturity Date:	June 15, 2021

Coupon (Interest Rate):	3.125%

Yield to Maturity:	3.140%

Benchmark Treasury:	1.375% due May 31, 2021

Spread to Benchmark Treasury:	T + 175 bps

Benchmark Treasury Price and Yield:	99-29 3⁄4; 1.390%

Interest Payment Dates:	June 15 and December 15 of each year, beginning December 15, 2016

Record Dates:	June 1 and December 1 of each year

Price to Public:	99.931%, plus accrued interest, if any

Redemption Provision:

The issuer may redeem the notes at its option, at any time in whole or from time to time in part, at a redemption price equal to the greater of: 100% of the principal amount of the notes to be redeemed and the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes to be redeemed (not including any interest accrued as of the date of redemption) from the date of redemption through May 15, 2021 (the date that is one month prior to the stated maturity date), in each case discounted to the date of redemption on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the Treasury Rate (as defined in the prospectus supplement) plus 30 basis points, plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

In addition, the issuer may redeem the notes in whole or in part from and after May 15, 2021 (the date that is one month prior to the stated maturity date) at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on such notes to, but excluding the Redemption Date (as defined in the prospectus supplement).

Trade Date:	June 1, 2016

Settlement Date:	June 10, 2016 (T+7)

Ratings:	Baa3 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

CUSIP/ISIN:	302445AD3 / US302445AD32

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Co-Managers:	U.S. Bancorp Investments, Inc. Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc. HSBC Securities (USA) Inc. The Williams Capital Group, L.P. Wells Fargo Securities, LLC

U.S. Bancorp Investments, Inc. is an affiliate of the trustee under the indenture governing the notes

The security ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the documents if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or by calling J.P. Morgan Securities LLC at 1-212-834-4533.